UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*

                              BIO-PLEXUS, INC.
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                              (Name of Issuer)

                        COMMON STOCK (NO PAR VALUE)
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                       (Title of Class of Securities)

                                 09057C 106
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                               (CUSIP Number)

       KENNETH MAIMAN, ESQ.                    ROBERT C. SCHWENKEL, ESQ.
    APPALOOSA MANAGEMENT L.P.               FRIED, FRANK, HARRIS, SHRIVER &
   26 MAIN STREET, FIRST FLOOR                         JACOBSON
        CHATHAM, NJ 07928                         ONE NEW YORK PLAZA
          (973) 701-7000                          NEW YORK, NY 10004
                                                    (212) 859-8000
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    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                               APRIL 3, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,700,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,700,000

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,700,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.4%

14  TYPE OF REPORTING PERSON*

    PN

                             SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,700,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,700,000

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,700,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.4%

14  TYPE OF REPORTING PERSON*

    IN

          This Amendment No. 2 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on November 1, 1999, as amended by Amendment No. 1 filed on January 5, 2000 (collectively, the "Schedule 13D"), relates to shares of the common stock, no par value (the "Common Stock"), of Bio-Plexus, Inc., a Connecticut corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On April 3, 2000, the Reporting Persons and the Company entered into a first amendment to the New Note (the "First Amendment") and a second amendment to the Bridge Note (the "Second Amendment"), which in each case provides, among other things, for an extension of the Rollover Closing from February 28, 2000 to April 30, 2000. On April 3, 2000, Appaloosa also made an additional loan of $2,200,000 to the Company in the form of a 15% Secured Note (the "Third Note"). In addition, pursuant to a letter agreement dated April 3, 2000 (the "Second Letter Agreement"), under certain circumstances as more fully described in Item 6, the existing $3 Warrants issued to Appaloosa, Palomino and Tersk on October 21, 1999 will be cancelled and the Company will issue to each of them new warrants identical in amount and substantially identical in form to the $3 Warrants (such warrants, the "Replacement Warrants"). The First Amendment, the Second Amendment, the Third Note and the Second Letter Agreement are attached hereto as Exhibits 1 through 4 respectively and are incorporated in and made a part of this Schedule 13D in their entirety by this reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------

          The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein by this reference in their entirety.

          The Third Note matures on the earlier of April 30, 2000 or the consummation of the Rollover Transactions. Other than as set forth above, the Third Note contains terms substantially identical to the Bridge Note and the New Note, in each case as amended. The Bridge Note, which was attached as Exhibit 2 to the Schedule 13D filed on November 1, 1999, the New Note and the Amended Bridge Note, which were attached as Exhibit 4 and
Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on January 5, 2000, respectively, are incorporated by reference herein in their entirety.

          The Second Letter Agreement amended and superseded the agreement of the parties regarding the $3 Warrants contained in the Letter Agreement. Pursuant to the Second Letter Agreement, (i) on the closing date of the Rollover Transactions (but only if the Company has hired a new Chief Executive Officer approved by Appaloosa in its sole discretion by that date), the $3 Warrants will be, at the election of Appaloosa, cancelled and be of no further force and effect and, simultaneously therewith, the Company will issue to the Purchasers the Replacement Warrants. If the Company has not hired a new Chief Executive Officer approved by Appaloosa in its sole discretion by the closing date of the Rollover Transactions (or if the Company has hired a new Chief Executive Officer approved by Appaloosa by the closing date of the Rollover Transactions but Appaloosa elected not to exchange the $3 Warrants for the Replacement Warrants at that time), the $3 Warrants shall be exchanged for the Replacement Warrants six months and one day after the closing date of the Rollover Transactions (and the Purchasers agree not exercise any of the $3 Warrants during such period). If the Rollover Transactions are not consummated for any reason, the $3 Warrants will remain in full force and effect and the terms and conditions thereof will remain unchanged.

          The Replacement Warrants, if issued, will contain customary provisions, including anti-dilution protection. In addition, the Replacement Warrants will contain provisions granting preemptive rights to the Purchasers in connection with future issuances of debt and equity securities by the Company. The Replacement Warrants will have an exercise price of $4.00 per share. Other than as set forth above, the Replacements Warrants will contain terms substantially identical to the $3 Warrants, the form of which is attached as Exhibit 3 to the Schedule 13D filed on November 1, 1999 and is incorporated by reference herein in its entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

    Exhibit 1   --   First Amendment
    Exhibit 2   --   Second Amendment
    Exhibit 3   --   The Third Note
    Exhibit 4   --   The Second Letter Agreement

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 3, 2000



                                     Appaloosa Management L.P.
                                     By:  Appaloosa Partners Inc.,
                                          Its General Partner


                                     By:   /s/ David A. Tepper
                                          ---------------------------------
                                          David A. Tepper
                                          President



                                      /s/ David A. Tepper
                                     ---------------------------------
                                     David A. Tepper

                               EXHIBIT INDEX
                               -------------


    Exhibit 1   --   First Amendment
    Exhibit 2   --   Second Amendment
    Exhibit 3   --   The Third Note
    Exhibit 4   --   The Second Letter Agreement